UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 30, 2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual

reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the materials of the presentation taking place on

September 30, 2025, that
immediately follow this page.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their behalf by the undersigned, thereunto

duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

September 30, 2025

# UBS's response to 6 June 2025 Capital Adequacy Ordinance (CAO) consultation

This should be read in conjunction with our formal consultation response posted on our website at www.ubs.com/presentations

30 September 2025

# Important information

**Forward-looking statements:** This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

**Alternative Performance Measures:** In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the second quarter of 2025 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

**Disclaimer:** This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

**Available Information:** UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

**Basel III RWA, LRD and capital:** Basel III RWA, LRD and capital information is based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB), unless otherwise stated. 2Q25 information includes the final Basel III standards effective in Switzerland from 1 January 2025. Refer to the "Capital management" section in UBS's Quarterly Report for the second quarter of 2025 for more information.

**Definitions:** "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "Sustainability focus and impact" refers to sustainability focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

**Rounding:** Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

**Tables:** Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

# Key messages

UBS backs the goal to enhance regulation post-Credit Suisse, but opposes the proposed capital measures, both at ordinance and legislative level, because they are not proportionate, targeted or internationally aligned

The proposals represent a series of "worst of" measures, picking the most restrictive rules from peers' jurisdictions while disregarding any mitigation. This collectively leads to a significant deviation from any overall local requirements and the Basel Standards

Despite the stated objective of improving parent bank capital, the proposed changes to CAO, which relate to software, DTAs and PVAs, would eliminate 11bn in UBS Group AG CET1 capital (~15% of total) and understate its CET1 ratio by ~2ppts, without clear necessity or meaningful link to the Credit Suisse failure

We support the further strengthening of AT1's effectiveness as long as it is aligned with international practice

At the end of the consultation period which opened on 26 September 2025, UBS will comment in more detail on the proposal to fully deduct investments in foreign subsidiaries from CET1 capital

# UBS supports in principle enhancing regulation

**Key lessons learned from the Credit Suisse crisis**

*Credit Suisse failed due to lack of a sustainable strategy, inadequate culture, and poor risk management and governance which ultimately resulted in the loss of its clients' trust*

*Expert reports have confirmed that Credit Suisse was resolvable, albeit at higher costs and risks vs. the chosen UBS-led solution*

*Far-reaching regulatory concessions on the existing capital framework allowed years of Credit Suisse inaction*

*UBS's successful rescue and stabilization of Credit Suisse demonstrates the Swiss capital framework is effective and is already among the strictest in the world if strictly applied*

## UBS supports most proposals so long as they are proportionate, targeted and internationally aligned

- 🟢 Corporate governance & supervision
- 🟢 Crisis organization & cooperation
- 🟢 Early intervention & recovery
- 🟢 Ensuring liquidity during a crisis
- 🟡 Resolution planning
- 🔴 Capital requirements — Strongly oppose extreme measures which are internationally misaligned and do not address lessons learned from Credit Suisse crisis

Legend:
- 🟢 UBS supports or broadly supports proposals[1]
- 🟡 UBS broadly supports subject to clarification
- 🔴 UBS doesn't support proposals

UBS

1 Subject to review of the definitive proposal

# Sum of proposed capital measures is by far the strictest regime among peers



**Foreign participations**
*Highest requirements*
**Deferred tax assets** due to temporary differences
Capitalized **Software**
**Prudential valuation adjustments** (PVA)
**Leverage ratio** requirements
**RWA** calculation / implementation of **Basel III final**
*International minimum standards*
Switzerland – proposed TBTF regime
Switzerland – current TBTF regime
EU
UK
US
Basel 3 Standard

UBS

Note: Based on internal analysis and assessment of Swiss Federal Council regulatory proposals and other regulatory regimes

# Proposed capital measures are extreme and would make UBS a pronounced outlier, while also understating its stated CET1 ratio

## UBS minimum CET1 ratio requirements[1]



~21%
~19%
~16%
~5%
~14%[2]
Changes in the CAO optically reduce UBS's CET1 capital ratio by ~2ppts
~12% UBS 2030 formal requirement
~17%
Current de-facto minimum
Full deduction of foreign subs
De-facto minimum based on proposals
Without Basel III finalization impact[3]

## Peers minimum CET1 ratio requirements[4]



13.5%
12.6%
12.5%
12.4%
12.2%
11.8%
11.8%
11.6%
11.6%
11.5%
11.5%
11.5%
11.0%
10.9%
10.0%
8.5%
Peer average 11.6%

1 Pro-forma figures based on 1Q25 and assume proposed measures are fully applied; assumes a static countercyclical buffer and Pillar 2 add-ons; progressive add-ons are based on expected levels of LRD (Leverage Ratio Denominator) and market shares (phased in until 2030); LRD categories are as proposed in the Federal Council's letter dated June 6, 2025; 2 Given expected UBS AG capital ratio of 12.5-13.0% and UBS Group AG equity double leverage of ~100%; 3 Due to the earlier and full implementation of Basel III Final in Switzerland, UBS holds approximately ~2ppts more CET1 than its international peers; 4 Based on available financial reports as of July 29, 2025, for publicly listed G-SIB (Global Systemically Important Banks) counterparts from North America and Europe, excluding custodial banks, U.S. G-SIBs are assessed on a standardized basis, taking into account the revised preliminary requirements for the stress capital buffers published on July 1, 2025. EU peers reflect Pillar 2 add-ons of 1.3%, based on the average value from the aggregated results of the EU Supervisory Review and Evaluation Process (SREP) 2024, published by the European Central Bank, and is also used as a proxy for UK competitors

# CAO proposals would unduly eliminate ~11bn of CET1 capital at Group level

| USD | | Estimated additional CET1 required[1] UBS Group AG, consolidated | UBS AG, standalone |
|---|---|---|---|
| | Foreign participations treatment<br>Full deduction, *in scope of legislation* | n/a | 23.2bn |
| ***In scope of Capital Adequacy Ordinance*** | **Capitalized software**<br>Full deduction | **4.5bn** | **1.5bn** |
| | **Deferred tax assets (TD DTAs)**<br>Full deduction | **4.6bn** | **0.3bn** |
| | **Prudent Valuation Adjustment**<br>"Worst-of" combination of approaches | **1.8bn** | **1.0bn** |
| | Total<br>***Of which driven by ordinance*** | 10.8bn<br>***10.8bn*** | 26.0bn<br>***2.8bn*** |

CAO proposals would eliminate UBS Group AG's CET1 capital, reducing its CET1 ratio by ~2ppts, while having limited impact on the stated goal of strengthening resilience of the parent bank

23.9bn net of 1Q25 excess above 12.5% CET1 ratio guidance

1 Refer to presentation published on 6 June 2025 titled "Assessment of the impact of the proposed Swiss regulatory capital measures on UBS", available on UBS's Investor Relations web page

# Full deduction of capitalized software lacks regulatory and economic justification

## Software in recovery vs. resolution

- Even in the event of a crisis, software (without which banks would not be able to continue operating and could not be resolved) is likely to retain its value
- Should software be written down during a resolution or restructuring, the bank would have a substantial capital buffer available, generated through the bail-in process

## International alignment

- US banks fully recognize, risk weighted at 100%, amortized as in financial accounts
- The EU recognizes the strategic importance of software and, with a three-year amortization period, we believe is sufficiently conservative. In the EU, banks had to fully deduct software from regulatory capital between 2014 and 2020, then the EU changed this practice to reflect the operational, competitive and strategic value of these assets
- While the UK has a deduction regime, authorities also grant banks relief in other areas



Credit Suisse's capitalized software
in USDm
Despite the multi-year crisis,
no significant extraordinary write-downs were necessary
2,657
3,128
3,475
3,310
3,163
1,074
2019
2020
2021
2022
1Q23
2Q23
The software was only written off as part of the de facto resolution of Credit Suisse via merger

UBS

# Deduction of temporary difference DTAs (TD DTAs) would be misaligned with all other major jurisdictions and would not reflect realizable asset value

**Deferred tax assets from temporary differences**

*Different jurisdictions have different rules on when an expense recorded in the company's books is tax deductible*

*This applies, for example, to credit losses, deferred remuneration and depreciation on real estate*

*These timing differences lead to deferred tax assets, which are common in virtually all industries and not just banking*

**International alignment**

*Current*

Aligned with Basel 3 standards – recognized up to a threshold of 10% of CET1 and risk-weighted at 250%[1]

*New*

Full deduction

**DTAs in recovery vs. resolution**

Recovery

Even in a stress scenario, we'd expect to retain significant value from TD DTAs which is not reflected under the proposals

Resolution

On the other hand, should a bank enter resolution the loss generated by the write-down of assets would be financed via bail-in (2Q25 UBS Group gone concern capital: 99bn)

**UBS's TD DTAs**

The DTA write-downs at Credit Suisse were not caused by flaws in the regulatory framework but were a result of management decisions to substantially restructure its investment bank. At UBS, the majority of TD DTAs is supported by the wealth management business in the USA

UBS

1 For US banks, 10% threshold applies to G-SIBs whereas a 25% threshold can apply for smaller banks

# PVA-related measures should not be based on business combination accounting

**Prudent valuation adjustments (PVA) and level 3 assets**

*Credit Suisse PPAs were part of UBS's standard business combination accounting and as such should not be linked to the purpose of PVAs*

*Level 3 assets are assets whose valuation relies on unobservable inputs, internal models and assumptions, and are relevant in the context of PVAs*

## International alignment

- Proposals are more conservative than most foreign jurisdictions, while alignment with EBA is inconsistently applied across the broader proposals

UBS has substantially decreased its level 3 assets since the global financial crisis



Level 3 assets, in USDbn
(~90%)
~148
82
67
(58%)
Level 3 assets acquired with Credit Suisse have already been substantially wound down in the Non-core and Legacy portfolio
38
31
7
36
34
24
18
16
15
15
16
2007 pro-forma combined[1]
2Q23 (UBS post-CS)
3Q23
4Q23
1Q24
2Q24
3Q24
4Q24
1Q25
2Q25
UBS ex-CS
Credit Suisse
Combined

1 Year-end 2007 balance sheet reflects pro forma combined for UBS and Credit Suisse based on financial information and segmentation as provided in their respective 2007 Annual Reports and in accordance with their respective accounting standards

# TBTF regulatory process

## Currently envisaged process by Swiss Federal Council



2H25
1H26
2H26
1H27
2H27
2028+
**CAO**
(PVA, Software, DTA, AT-1)
Consul-tation
Evaluation/ Decision Federal Council
Changes effective **earliest in 2027**
Transition period TBD
**Law change**
(Foreign Participations)
Consul-tation
Evaluation/ Dispatch Federal Council
Parliamentary Process, incl. decision
Changes effective **earliest in 2028**[1]; Transition period: 7 years
**Law change**
(Governance, Liquidity, RRP, PLB)
6 June 2025 Announcement of *Cornerstones*
Consultation
Evaluation/ Dispatch Federal Council
Parliamentary Process, incl. decision
Changes effective **earliest in 2028 / 2029**[1]; Transition period TBD
**Ordinance**
(Liquidity)
Consultation
Evaluation/ Decision Federal Council
Changes effective **earliest in 2028**; Transition period TBD

UBS

1 In absence of referendum; potential referendum could trigger public vote, which would delay effective date

# Appendix

# UBS's attractive and diversified business mix is a source of strength and resilience

## Revenue mix by business vs North American and European GSIBs


UBS[1]
~60%
WM + AM
North American & European GSIB average[2]
~20%
WM + AM
Wealth and Asset Management
Personal & Corporate Banking
Investment Bank

## Revenue mix by region


UBS[3]
APAC
Americas
EMEA
46bn
Switzerland

UBS

1 FY24 underlying revenues excluding NCL and Group Items; 2 FY24 revenue mix based on UBS analysis and disclosed reporting segments for publicly traded GSIB peers, excludes trust banks; 3 FY24 underlying revenues by geographic region, split excludes region Global

# Over the past twelve years the market has consistently estimated UBS's cost of equity at ~10%

## UBS's cost of equity[1] and CET1 leverage ratio[2] development (2012-2024)


UBS's cost of equity[1]
CET1 leverage ratio[2]
10.5% 10.1% 10.2% 9.9% 9.9% 9.7% 9.9% 10.1% 10.3% 10.2% 10.7% 10.7% 10.4%
2.1% 2.8% 3.0% 3.3% 3.5% 3.8% 3.8% 3.9% 3.8% 4.2% 4.4% 4.6% 4.7%
2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Despite significant deleveraging over the last 12 years, UBS's estimated cost of equity has not decreased

UBS

1 The sell-side consensus estimate from January is used prior to the publication of results for the respective year — for example, the FY24 estimate is based on the January 2025 consensus; 2 The old SRB calculation methodology was used for the years 2012 and 2013, while the new SRB calculation methodology has been applied since 2014

# Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and ongoing conflicts in the Middle East, as well as the continuing Russia–Ukraine war. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities than expected. Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if adopted, would significantly increase our capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters;

(xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise..